Plexus Announces Fiscal Second Quarter 2019 Financial Results

•	Record quarterly revenue of $789 million during the fiscal second quarter of 2019

•	GAAP diluted EPS of $0.79

•	Initiates fiscal third quarter 2019 revenue guidance of $760 to $800 million with GAAP diluted EPS of $0.76 to $0.86

NEENAH, WI – April 17, 2019 - Plexus (NASDAQ: PLXS) today announced financial results for its fiscal second quarter ended March 30, 2019, and guidance for its fiscal third quarter ending June 29, 2019.

	Three Months Ended
	Mar 30, 2019	Mar 30, 2019	Jun 29, 2019
	Q2F19 Results	Q2F19 Guidance	Q3F19 Guidance
Summary GAAP Items
Revenue (in millions)	$789	$760 to $800	$760 to $800
Operating margin	4.2%	4.3% to 4.7%	4.3% to 4.7%
Diluted EPS (1)	$0.79	$0.80 to $0.90	$0.76 to $0.86

Summary Non-GAAP Items (2)
Return on invested capital (ROIC)	13.3%
Economic return	4.3%

(1)	Includes stock-based compensation expense of $0.16 for Q2F19 results and $0.17 for Q3F19 guidance.
(2)	Refer to Non-GAAP Supplemental Information in Tables 1 and 2 for non-GAAP financial measures and a reconciliation to GAAP.
Fiscal Second Quarter 2019 Information

•	Won 36 manufacturing programs during the quarter representing $247 million in annualized revenue when fully ramped into production

•	Trailing four quarter manufacturing wins total $912 million in annualized revenue when fully ramped into production

•	Purchased $56.2 million of our shares at an average price of $56.72 per share under our existing share repurchase program

Todd Kelsey, President and CEO, commented, “In the fiscal second quarter, we continued to deliver meaningful growth with record quarterly revenue of $789 million, a 13% increase over the comparable quarter last year. Sizable customer mix changes that occurred within the quarter created cost inefficiencies, resulting in operating margin and EPS slightly below our guidance ranges.”

Patrick Jermain, Executive Vice President and CFO, commented, “During the fiscal second quarter, we continued our cash repatriation strategy by repatriating approximately $28 million of offshore cash. We repurchased approximately $56 million of our shares, which was partially funded with repatriated cash. Since the enactment of U.S. tax reform last year, we have brought back close to $480 million.”

Mr. Jermain continued, “Although working capital requirements were greater than anticipated during the fiscal second quarter, we are reconfirming our full fiscal year expectation for free cash flow in the range of $40 to $60 million.”

Mr. Kelsey continued, “As we look to the fiscal third quarter, we expect weakness in our Communications sector to offset anticipated growth in our Aerospace/Defense and Healthcare/Life Sciences sectors. As a result, we are guiding relatively flat revenue in the range of $760 to $800 million. At this revenue level, we anticipate GAAP EPS in the range of $0.76 to $0.86, with operating margins modestly below our target range. Further, we are implementing productivity and cost containment actions that, in conjunction with our current revenue expectations, are designed to support a return to our target operating margin range in the fiscal fourth quarter.”

Mr. Kelsey concluded, “We remain confident in our revenue outlook and maintain our expectation of solid growth in fiscal 2019. Demand remains robust in many of our end markets, and our teams continue to achieve strong wins performance throughout our differentiated portfolio, producing $247 million of new manufacturing wins in the fiscal second quarter. While we continue to deliver the highest operating margin among our peers, we are committed to taking the necessary actions to consistently deliver our target range of 4.7% to 5.0%.”

Quarterly Comparison	Three Months Ended
	Mar 30, 2019	Dec 29, 2018	Mar 31, 2018
(in thousands, except EPS)	Q2F19	Q1F19	Q2F18
Revenue	$789,051	$765,544	$698,651
Gross profit	70,636	72,383	52,952
Operating income	33,174	36,951	17,315
Net income	24,758	22,226	12,290
Diluted earnings per share	$0.79	$0.69	$0.36
Adjusted net income (1)	*	29,261	25,466
Adjusted diluted EPS (1)	*	$0.91	$0.74

Gross margin	9.0%	9.5%	7.6%
Adjusted gross margin (1)	*	*	9.4%
Operating margin	4.2%	4.8%	2.5%
Adjusted operating margin (1)	*	*	4.4%

ROIC (1)	13.3%	14.6%	15.6%
Economic return (1)	4.3%	5.6%	6.1%

(1) Refer to Non-GAAP Supplemental Information in Tables 1 and 2 for non-GAAP financial measures discussed in this release, such as adjusted net income, adjusted diluted EPS, ROIC and Economic Return, and a reconciliation of these measures to GAAP.

* No adjustments were made that impacted the measure in the indicated period.

Business Segment and Market Sector Revenue
The Company measures operational performance and allocates resources on a geographic segment basis. Plexus also reports revenue based on the market sector breakout set forth in the table below, which reflects the Company’s global market sector focused business development strategy. Top 10 customers comprised 56% of revenue during the fiscal second quarter, down three percentage points from the fiscal first quarter of 2019.

Business Segments ($ in millions)	Three Months Ended
	Mar 30, 2019 Q2F19	Dec 29, 2018 Q1F19	Mar 31, 2018 Q2F18
Americas	$364	$354	$302
Asia-Pacific	378	378	350
Europe, Middle East, and Africa	76	73	74
Elimination of inter-segment sales	(29)	(39)	(27)
Total Revenue	$789	$766	$699

Market Sectors ($ in millions)	Three Months Ended
	Mar 30, 2019 Q2F19		Dec 29, 2018 Q1F19		Mar 31, 2018 Q2F18
Healthcare/Life Sciences	$300	38%	$301	39%	$248	35%
Industrial/Commercial	250	32%	219	29%	242	35%
Aerospace/Defense	140	18%	123	16%	110	16%
Communications	99	12%	123	16%	99	14%
Total Revenue	$789		$766		$699

Non-GAAP Supplemental Information
Plexus provides non-GAAP supplemental information, such as ROIC, Economic Return, and free cash flow, because such measures are used for internal management goals and decision making, and because they provide management and investors additional insight into financial performance. In addition, management uses these and other non-GAAP measures, such as adjusted net income and adjusted diluted EPS, to provide a better understanding of core performance for purposes of period-to-period comparisons. Plexus believes that these measures are also useful to investors because they provide further insight by eliminating the effect of items, such as the continuing transitional effects of the U.S. Tax Cuts & Jobs Act (“U.S. Tax Reform”) and the one-time, non-executive employee bonus paid in the second quarter of fiscal 2018, which are not reflective of continuing operations. For a full reconciliation of non-GAAP measures to comparable GAAP measures, please refer to the attached Non-GAAP Supplemental Information Tables.

ROIC and Economic Return
ROIC for the fiscal second quarter was 13.3%. The Company defines ROIC for the fiscal second quarter as tax-effected annualized adjusted operating income divided by average invested capital over a three-quarter period. Invested capital is defined as equity plus debt, less cash and cash equivalents. The Company’s weighted average cost of capital for fiscal 2019 is 9.0%. ROIC for the fiscal second quarter less the Company’s weighted average cost of capital resulted in an economic return of 4.3%.

Free Cash Flow Calculation
The Company defines free cash flow as cash flows provided by operations less capital expenditures. For the three months ended March 30, 2019, cash flows used in operations were $1.2 million, less capital expenditures of $29.7 million, resulting in negative free cash flow of $30.9 million. For the six months ended March 30, 2019, cash flows used in operations was $34.5 million, less capital expenditures of $54.6 million, resulting in negative free cash flow of $89.1 million.

Cash Cycle Days	Three Months Ended
	Mar 30, 2019 Q2F19	Dec 29, 2018 Q1F19	Mar 31, 2018 Q2F18
Days in Accounts Receivable	51	51	52
Days in Contract Assets (1)	10	10	-
Days in Inventory (1)	102	105	100
Days in Accounts Payable	(61)	(68)	(61)
Days in Cash Deposits	(16)	(15)	(15)
Annualized Cash Cycle (1)	86	83	76

(1) We calculate cash cycle as the sum of days in accounts receivable, contract assets and days in inventory, less days in accounts payable and days in cash deposits. On September 30, 2018, the Company adopted Accounting Standards Update No. 2014-09 (“ASU 2014-09”), Revenue Recognition (Topic 606).  For the three months ended March 30, 2019 and December 29, 2018, cash cycle days include contract assets and an associated reduction in inventory. As the guidance was adopted using a modified retrospective approach, no impact to prior periods was required to be recognized.

Conference Call and Webcast Information

What:	Plexus Fiscal 2019 Q2 Earnings Conference Call and Webcast
When:	Thursday, April 18, 2019 at 8:30 a.m. Eastern Time
Where:
Participants are encouraged to join the live webcast at the investor relations section of the Plexus website, https://plexus.gcs-web.com/events-and-presentations/upcoming-events, where a slide presentation reviewing fiscal second quarter 2019 results will also be made available ahead of the conference call.

Conference call at +1.800.773.2954 with passcode: 48374518

Replay:	The webcast will be archived on the Plexus website and available via telephone replay at +1.888.843.7419 or +1.630.652.3042 with passcode: 48374518

Investor and Media Contact
Heather Beresford
+1.920.751.3612
heather.beresford@plexus.com

About Plexus – The Product Realization Company
Since 1979, Plexus has been partnering with companies to create the products that build a better world. We are a team of over 19,000 individuals who are dedicated to providing global Design and Development, Supply Chain Solutions, New Product Introduction, Manufacturing, and Aftermarket Services. Plexus is a global leader that specializes in serving customers in industries with highly complex products and demanding regulatory requirements. Plexus delivers customer service excellence to leading global companies by providing innovative, comprehensive solutions throughout the product’s lifecycle. For more information about Plexus, visit our website at www.plexus.com.

Safe Harbor and Fair Disclosure Statement
The statements contained in this press release that are guidance or which are not historical facts (such as statements in the future tense and statements including believe, expect, intend, plan, anticipate, goal, target and similar terms and concepts), including all discussions of periods which are not yet completed, are forward-looking statements that involve risks and uncertainties. These risks and uncertainties include, but are not limited to: the risk of customer delays, changes, cancellations or forecast inaccuracies in both ongoing and new programs; the lack of visibility of future orders, particularly in view of changing economic conditions; the economic performance of the industries, sectors and customers we serve; the effects of shortages and delays in obtaining components as a result of economic cycles, natural disasters or otherwise; the effects of tariffs and other trade protection measures; the effects of the volume of revenue from certain sectors or programs on our margins in particular periods; our ability to secure new customers, maintain our current customer base and deliver product on a timely basis; the particular risks relative to new or recent customers, programs or services, which risks include customer and other delays, start-up costs, potential inability to execute, the establishment of appropriate terms of agreements, and the lack of a track record of order volume and timing; the risks of concentration of work for certain customers; the effect of start-up costs of new programs and facilities; possible unexpected costs and operating disruption in transitioning programs, including transitions between Company facilities; the risk that new program wins and/or customer demand may not result in the expected revenue or profitability; the fact that customer orders may not lead to long-term relationships; our ability to manage successfully and execute a complex business model characterized by high product mix, low volumes and demanding quality, regulatory, and other requirements; the ability to realize anticipated savings from restructuring or similar actions, as well as the adequacy of related charges as compared to actual expenses; increasing regulatory and compliance requirements; risks related to information technology systems and data security; the effects of U.S. Tax Reform and of related foreign jurisdiction tax developments; current or potential future barriers to the repatriation of funds that are currently held outside of the United States as a result of actions taken by other countries or otherwise; the potential effects of jurisdictional results on our taxes, tax rates, and our ability to use deferred tax assets and net operating losses; the risks associated with excess and obsolete inventory, including the risk that inventory purchased on behalf of our customers may not be consumed or otherwise paid for by the customer, resulting in an inventory write-off; the weakness of areas of the global economy; the effect of changes in the pricing and margins of products; raw materials and component cost fluctuations; the potential effect of fluctuations in the value of the currencies in which we transact business; the effects of changes in economic conditions, political conditions, and tax matters in the United States and in the other countries in which we do business (including as a result of the United Kingdom’s pending exit from the European Union); the potential effect of other world or local events or other events outside our control (such as changes in energy prices, terrorism and weather events); the impact of increased competition; changes in financial accounting standards; and other risks detailed herein and in our other Securities and Exchange Commission filings (particularly in "Risk Factors" in our fiscal 2018 Form 10-K).

PLEXUS CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	Mar 30,	Mar 31,	Mar 30,	Mar 31,
	2019	2018	2019	2018
Net sales	$789,051	$698,651	$1,554,595	$1,375,945
Cost of sales	718,415	645,699	1,411,576	1,259,470
Gross profit	70,636	52,952	143,019	116,475
Selling and administrative expenses	37,462	35,637	72,894	67,603
Operating income	33,174	17,315	70,125	48,872
Other income (expense):
Interest expense	(3,145)	(3,547)	(5,394)	(7,272)
Interest income	440	1,426	965	2,981
Miscellaneous, net	(1,773)	(477)	(2,885)	(823)
Income before income taxes	28,696	14,717	62,811	43,758
Income tax expense	3,938	2,427	15,827	129,961
Net income (loss)	$24,758	$12,290	$46,984	$(86,203)
Earnings (loss) per share:
Basic	$0.81	$0.37	$1.52	$(2.57)
Diluted	$0.79	$0.36	$1.48	$(2.57)
Weighted average shares outstanding:
Basic	30,603	33,538	31,003	33,552
Diluted	31,385	34,387	31,836	33,552

PLEXUS CORP. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
(unaudited)

	Mar 30,	Sept 29,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$184,028	$297,269
Restricted cash	331	417
Accounts receivable	445,053	394,827
Contract assets	86,803	—
Inventories	802,261	794,346
Prepaid expenses and other	30,987	30,302
Total current assets	1,549,463	1,517,161
Property, plant and equipment, net	373,918	341,306
Deferred income taxes	10,889	10,825
Intangible assets	7,511	8,239
Other	59,070	55,111
Total non-current assets	451,388	415,481
Total assets	$2,000,851	$1,932,642

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$93,197	$5,532
Accounts payable	476,481	506,322
Customer deposits	129,068	90,782
Accrued salaries and wages	52,939	66,874
Other accrued liabilities	92,989	68,163
Total current liabilities	844,674	737,673
Long-term debt and capital lease obligations, net of current portion	187,120	183,085
Accrued income taxes payable	58,296	56,130
Deferred income taxes	14,991	14,376
Other liabilities	20,326	20,235
Total non-current liabilities	280,733	273,826
Total liabilities	1,125,407	1,011,499
Shareholders’ equity:
Common stock, $.01 par value, 200,000 shares authorized,
52,832 and 52,567 shares issued, respectively,
and 30,241 and 31,838 shares outstanding, respectively	528	526
Additional paid-in-capital	586,279	581,488
Common stock held in treasury, at cost, 22,591 and 20,729, respectively	(817,435)	(711,138)
Retained earnings	1,117,045	1,062,246
Accumulated other comprehensive loss	(10,973)	(11,979)
Total shareholders’ equity	875,444	921,143
Total liabilities and shareholders’ equity	$2,000,851	$1,932,642

PLEXUS CORP. AND SUBSIDIARIES
NON-GAAP SUPPLEMENTAL INFORMATION Table 1
(in thousands, except per share data)
(unaudited)

	Three Months Ended			Six Months Ended
	Mar 30,	Dec 29,	March 31,	Mar 30,	March 31,
	2019	2018	2018	2019	2018
Gross profit, as reported	$70,636	$72,383	$52,952	$143,019	$116,475
Gross margin, as reported	9.0%	9.5%	7.6%	9.2%	8.5%

Non-GAAP adjustments:
One-time employee bonus (1)	—	—	12,590	—	12,590
Adjusted gross profit	$70,636	$72,383	$65,542	$143,019	$129,065
Adjusted gross margin	9.0%	9.5%	9.4%	9.2%	9.4%

Operating income, as reported	33,174	36,951	17,315	70,125	48,872
Operating margin, as reported	4.2%	4.8%	2.5%	4.5%	3.6%

Non-GAAP adjustments:
One-time employee bonus (1)	—	—	13,512	—	13,512
Adjusted operating income	$33,174	$36,951	$30,827	$70,125	$62,384
Adjusted operating margin	4.2%	4.8%	4.4%	4.5%	4.5%

Net income (loss), as reported	$24,758	$22,226	$12,290	$46,984	$(86,203)

Non-GAAP adjustments:
One-time employee bonus, net of tax (1)	—	—	13,176	—	13,176
Non-recurring tax impacts (2)	—	7,035	—	7,035	124,512
Adjusted net income	$24,758	$29,261	$25,466	$54,019	$51,485

Diluted weighted average shares outstanding, as reported	31,385	32,286	34,387	31,836	33,552
Diluted weighted average shares outstanding, as adjusted (3)	31,385	32,286	34,387	31,836	34,487

Diluted earnings (loss) per share, as reported	$0.79	$0.69	$0.36	$1.48	$(2.57)

Non-GAAP per share adjustments:
One-time employee bonus, net of tax (1)	—	—	0.38	—	0.38
Impact of dilutive shares excluded from GAAP results due to the net loss position (3)	—	—	—	—	0.09
Non-recurring tax impacts (2)	—	0.22	—	0.22	3.59
Adjusted diluted earnings per share	$0.79	$0.91	$0.74	$1.70	$1.49

(1)
During the three months ended March 31, 2018, a $13.5 million one-time, non-executive employee bonus was paid; of this amount, $12.6 million was recorded in cost of sales and $0.9 million was recorded in selling and administrative expenses in the accompanying Condensed Consolidated Statements of Operations.

(2)
During the three months ended December 29, 2018, non-recurring tax expense of $7.0 million was recorded in accordance with new regulations issued in November 2018 under U.S. Tax Reform. These regulations impacted the treatment of foreign taxes paid.
During the six months ended March 31, 2018, $124.5 million of tax expense was recorded as a result of the enactment of U.S. Tax Reform. The results for the three months ended March 31, 2018, were not impacted by U.S. Tax Reform as the provisional amounts recorded in the three months ended December 30, 2017, remained unchanged at that time.

(3)
For the six months ended March 31, 2018, the total weighted average number of potentially-dilutive securities was 2.0 million. However, these securities were not included in the computation of GAAP diluted net loss per share since to do so would have decreased the loss per share. No shares were excluded in any of the other reported periods.

PLEXUS CORP. AND SUBSIDIARIES
NON-GAAP SUPPLEMENTAL INFORMATION Table 2
(in thousands)
(unaudited)

ROIC and Economic Return Calculations	Six Months Ended		Three Months Ended		Six Months Ended
	Mar 30,		Dec 29,		Mar 31,
	2019		2018		2018
Operating income, as reported		$70,125		$36,951		$48,872
One-time employee bonus	+	—	+	—	+	13,512
Adjusted operating income		$70,125		$36,951		$62,384
	x	2	x	4	x	2

Adjusted annualized operating income		$140,250		$147,804		$124,768
Adjusted effective tax rate	x	15%	x	15%	x	11%
Tax impact		21,038		22,171		13,724
Adjusted operating income (tax effected)		$119,212		$125,633		$111,044

Average invested capital	÷	$898,929	÷	$862,528	÷	$709,764

ROIC		13.3%		14.6%		15.6%
Weighted average cost of capital	-	9.0%	-	9.0%	-	9.5%
Economic return		4.3%		5.6%		6.1%

		Three Months Ended
Average Invested Capital	Mar 30,	Dec 29,	Sept 29,	Jun 30,	Mar 31,	Dec 30,	Sept 30,
Calculations	2019	2018	2018	2018	2018	2017	2017
Equity	$875,444	$905,163	$921,143	$882,360	$920,503	$933,849	$1,025,939
Plus:
Debt - current	93,197	8,633	5,532	6,365	180,772	179,881	286,934
Debt - long-term	187,120	187,567	183,085	180,204	27,217	26,047	26,173
Less:
Cash and cash equivalents	(184,028)	(188,799)	(297,269)	(332,723)	(402,470)	(506,694)	(568,860)
	$971,733	$912,564	$812,491	$736,206	$726,022	$633,083	$770,186